UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

July 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole 92078 Paris La Défense Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total and Gazprom: Memorandum of Understanding
EX-99.2: Total Increases Interest in Italy's Rome Refinery
EX-99.3: New Contract for Nigeria's Block OPL 223
EX-99.4: Usan Extension and Development Approval, Nigeria
EX-99.5: Acquisition Offer for Deer Creek Energy Ltd, Canada

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : August 5, 2005	By:	/s/ Charles Paris de Bollardière
		Name :	Charles PARIS de BOLLARDIERE
		Title :	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Russia: Total and Gazprom Sign Shtokman Field Memorandum of Understanding (June 28, 2005).

•	EXHIBIT 99.2:	Total Increases Its Interest in Italy’s Rome Refinery and Disposes of Stake in France’s Reichstett Refinery (July 12, 2005).

•	EXHIBIT 99.3:	Total Signs a Production Sharing Contract for Deep Offshore Block OPL 223 in Nigeria (July 18, 2005).

•	EXHIBIT 99.4:	Nigeria: Further Extension of the Usan Discovery and Approval of the Field Development Plan by NNPC (August 1, 2005).

•	EXHIBIT 99.5:	Agreement to Acquire 100% of Deer Creek Energy Limited (August 2, 2005).